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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 1997 Estimated average burden hours per response... 14.90
CHICAGO PIZZA & BREWERY, INC.

(Name of Issuer)
COMMON STOCK (NO PAR VALUE)

(Title of Class of Securities)
167889 10 4
(CUSIP Number)
James A. Dal Pozzo BJ Chicago, LLC 2200 W. Valley Blvd. Alhambra, California 91803 (626) 576-0737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    / /.

Check the following box if a fee is being paid with the statement    / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
BJ Chicago, LLC IRS No.: 95-4837979

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,067,858

		8	SHARED VOTING POWER
1,990,200*

		9	SOLE DISPOSITIVE POWER
6,067,858

		10	SHARED DISPOSITIVE POWER
1,990,200*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,058,058 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.5%(1)

14	TYPE OF REPORTING PERSON*
CO

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Golden Resorts, Inc. IRS No.: 95-2200197

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,067,858*

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,067,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,067,858 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%(1)

14	TYPE OF REPORTING PERSON*
CO

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
The Jacmar Companies IRS No.: 95-2808722

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1,190,200

		8	SHARED VOTING POWER
6,867,858*

		9	SOLE DISPOSITIVE POWER
1,190,200

		10	SHARED DISPOSITIVE POWER
6,867,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,058,058 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.5%(1)

14	TYPE OF REPORTING PERSON*
CO

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
William H. Tilley IRS No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
800,000

		8	SHARED VOTING POWER
7,262,058*

		9	SOLE DISPOSITIVE POWER
800,000

		10	SHARED DISPOSITIVE POWER
7,262,058*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,062,058 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.5%(1)

14	TYPE OF REPORTING PERSON*
IN

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
James A. Dal Pozzo

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
12,500

		8	SHARED VOTING POWER
7,259,858*

		9	SOLE DISPOSITIVE POWER
12,500

		10	SHARED DISPOSITIVE POWER
7,259,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,272,358 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.8%(1)

14	TYPE OF REPORTING PERSON*
IN

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Jerry G. Brassfield Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
6,067,858*

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
6,067,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,067,858 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%(1)

14	TYPE OF REPORTING PERSON*
OO

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 167889 10 4	SCHEDULE 13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Shann M. Brassfield Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
12,500

		8	SHARED VOTING POWER
6,067,858*

		9	SOLE DISPOSITIVE POWER
12,500

		10	SHARED DISPOSITIVE POWER
6,067,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,080,358 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.7%(1)

14	TYPE OF REPORTING PERSON*
OO

(1)
Based on 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001 and completed in accordance with Rule 13d-3(d)(1).

        * The Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the beneficial ownership of shares of common stock, no par value per share ("Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation ("Chicago Pizza"). The principal executive offices of Chicago Pizza are located at 26131 Marguerite Parkway, Suite A, Mission Viejo, CA 92692. This statement is Amendment No. 2 to the Schedule 13D filed by BJ Chicago, LLC and Golden Resorts, Inc. with respect to the Common Stock of Chicago Pizza on January 29, 2001 and amended by BJ Chicago LLC and Golden Resorts, Inc. on May 14, 2001. This statement is Amendment No. 3 to the Schedule 13D filed December 21, 2000 by The Jacmar Companies with respect to the Common Stock of Chicago Pizza and amended by The Jacmar Companies on January 29, 2001 and on May 14, 2001.

ITEM 2. IDENTITY AND BACKGROUND.

        BJ Chicago, LLC is a Delaware limited liability company. BJ Chicago, LLC's address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of BJ Chicago, LLC is purchasing and holding for investment shares of Chicago Pizza Common Stock.

        The Jacmar Companies is a California corporation. The Jacmar Companies' address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

        Golden Resorts, Inc. is a Nevada corporation. The address for Golden Resorts, Inc. is 140 Victory Lane, Los Gatos, CA 95301. The principal business of Golden Resorts, Inc. is investment and real estate development. BJ Chicago, LLC, Golden Resorts, Inc. and The Jacmar Companies are referred to herein collectively as the "Filing Parties."

        William H. Tilley is the CEO, a Director and the Chairman of the Board of Directors of The Jacmar Companies. His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

        James A. Dal Pozzo is a director of Chicago Pizza and is the president of The Jacmar Companies. His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

        The Jerry G. Brassfield Revocable Trust is a trust formed under the laws of the State of California. Jerry G. Brassfield, trustee of this trust, is a director of Golden Resorts, Inc. The business address is 140 Victory Lane, Los Gatos, California 95030.

        The Shann M. Brassfield Revocable Trust is a trust formed under the laws of the State of California. Shann M. Brassfield, trustee of this trust, is the President of Golden Resorts, Inc. The business address is 140 Victory Lane, Los Gatos, California 95030.

        BJ Chicago, LLC, Golden Resorts, Inc., The Jacmar Companies, William H. Tilley, James A. Dal Pozzo, The Jerry G. Brassfield Revocable Trust and The Shann M. Brassfield Revocable Trust are referred to herein collectively as the "Filing Parties."

        The Jacmar Companies and Golden Resorts, Inc. are the sole managers of BJ Chicago, LLC. Golden Resorts, Inc., The Jacmar Companies, William H. Tilley, James A. Dal Pozzo, The Jerry G. Brassfield Revocable Trust and The Shann M. Brassfield Revocable Trust collectively own 100% of the membership interests of BJ Chicago, LLC. As such, Golden Resorts, Inc., The Jacmar Companies, William H. Tilley, James A. Dal Pozzo, The Jerry G. Brassfield Revocable Trust and The Shann M. Brassfield Revocable Trust, Inc. share voting and dispositive power over the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC.

        During the last five years, none of the Filing Parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Set forth below is a list of the directors and executive officers of The Jacmar Companies and Golden Resorts, Inc. The list includes for each person his or her name, principal business address and present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.

Executive Officers and Directors of The Jacmar Companies

    William H. Tilley, Chairman of the Board, CEO, Director
    James A. Dal Pozzo, President
    Robert R. Hill, Executive Vice President, Director

Directors of The Jacmar Companies Who Are Not Executive Officers:

    Tom Simms, Director President & CEO Mimi's Cafe 17852 E. 17th Street, Suite 108 Tustin, CA 92780

    Gordon Jenkins, Director Chairman & CEO (Retired) Anadite, Inc. 28 St. Tropez Laguna Niguel, CA 92677

    James P. Birdwell, Director Principal & Executive V.P. Reed, Conner & Birdwell, LLC 11111 Santa Monica Blvd. Los Angeles, CA 90025

Executive Officers and Directors of Golden Resorts, Inc.:

    Shann Brassfield, President and Director
    Barbara Walters, Secretary and Treasurer
    Jerry G. Brassfield, Director
    Joseph A. Sperske, Director

        During the last five years, none of the executive officers and directors of The Jacmar Companies or Golden Resorts, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the executive officers and directors listed above is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate purchase price for the 3,200,000 shares of Common Stock acquired by BJ Chicago, LLC on August 10, 2001 was $8,000,000. The source of funds for the purchase of the shares of Common Stock acquired by BJ Chicago, LLC was from capital contributions made by its members. The members used working capital and their own personal funds to make their capital contributions.

ITEM 4. PURPOSE OF TRANSACTION.

        The Jacmar Companies acquired its 1,190,200 shares of Common Stock for investment purposes. BJ Chicago, LLC acquired its 6,067,858 shares for investment purposes. Upon the completion of BJ Chicago, LLC's initial acquisition of the shares described above, Chicago Pizza elected two designees of BJ Chicago, LLC to its Board of Directors.

        Each of the Filing Parties intends to monitor and evaluate its direct and indirect investments in Chicago Pizza on a continuing basis. Based upon its evaluation from time to time, it may acquire additional shares of Common Stock of Chicago Pizza, dispose of shares of Common Stock it beneficially owns, submit one or more proposals for the consideration of management of Chicago Pizza, and/or communicate with other shareholders of Chicago Pizza.

        Except as set forth above, none of the Filing Parties has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Filing Parties, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        On August 10, 2001, BJ Chicago, LLC purchased an aggregate of 3,200,000 shares of Common Stock of Chicago Pizza from Chicago Pizza at a purchase price of $2.50 per share pursuant to a Stock Purchase Agreement dated February 22, 2001 by and among William H. Tilley, The Jacmar Companies, BJ Chicago, LLC and Chicago Pizza.

        The shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own constitute approximately 68.5.% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001. BJ Chicago, LLC has the sole power of voting and disposition with respect to the 6,067,858 shares of Common Stock owned of record by it.

        The shares of Common Stock with respect to which Golden Resorts, Inc. has sole or shared voting power or sole or shared dispositive power constitute approximately 51.6% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001. Golden Resorts, Inc. has shared voting and investment power with respect to the 6,067,858 shares of Common Stock that Golden Resorts may be deemed to beneficially own.

        The shares of Common Stock that The Jacmar Companies may be deemed to beneficially own constitute approximately 68.5% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed August 13, 2001. The Jacmar Companies has the sole power of voting and disposition with respect to the 1,190,220 shares of Common Stock owned of record by it and shared voting and investment power with respect to the 6,067,858 shares of Common Stock that The Jacmar Companies may be deemed to beneficially own.

        William H. Tilley is the Chairman of the Board and the CEO of The Jacmar Companies. The shares of Common Stock with respect to which William H. Tilley has sole or shared voting power or sole or shared dispositive power constitute approximately 68.5% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001. William H. Tilley has sole voting and investment power with respect to the 800,000 shares held by him. Mr. Tilley has shared voting and investment power with respect to the 7,258,058 shares of Common Stock that The Jacmar Companies may be deemed to beneficially own and with respect to 4,000 shares that a partnership in which he is a partner may be deemed to beneficially own.

        James A. Dal Pozzo is the President of The Jacmar Companies and a director of Chicago Pizza. The shares of Common Stock with respect to which James A. Dal Pozzo has sole or shared voting power or sole or shared dispositive power constitute approximately 61.8% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed November 14, 2001. James A. Dal Pozzo has sole voting and investment power with respect to the 12,500 shares of Common Stock owned by him. Mr. Dal Pozzo has shared voting and investment power with respect to the 7,258,058 shares of Common Stock that The Jacmar Companies may be deemed to beneficially own and with respect to 1,800 shares owned by the Nicole R. Tilley 1992 Trust, of which Mr. Dal Pozzo serves as a co-trustee.

        The shares of Common Stock with respect to which The Jerry G. Brassfield Revocable Trust has sole or shared voting power or sole or shared dispositive power constitute approximately 51.6% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed August 13, 2001. The Jerry G. Brassfield Revocable Trust has shared voting and investment power with respect to the 6,067,858 shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own.

        The shares of Common Stock with respect to which The Shann M. Brassfield Revocable Trust has sole or shared voting power or sole or shared dispositive power constitute approximately 51.7% of the outstanding Common Stock of Chicago Pizza, based upon the 11,766,855 shares of Common Stock outstanding as reported by Chicago Pizza & Brewery, Inc. in its Form 10-Q filed August 13, 2001. The Shann M. Brassfield Revocable Trust has sole voting and investment power with respect to the 12,500 shares of Common Stock owned by him and shared voting and investment power with respect to the 6,067,858 shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own.

        Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it.

        Except as described in this Item 5 and in Item 6, below, none of the Filing Parties effected transactions in Chicago Pizza's Common Stock within 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Golden Resorts, Inc., The Jacmar Companies, William H. Tilley, James A. Dal Pozzo, The Jerry G. Brassfield Revocable Trust and The Shann M. Brassfield Revocable Trust are all parties to the Limited Liability Company Operating Agreement of BJ Chicago, LLC (the "Operating Agreement"). Under the Operating Agreement, a unanimous vote of the managers of BJ Chicago, LLC is required for voting the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC. The Jacmar Companies and Golden Resorts, Inc. are the only managers of BJ Chicago, LLC. Similarly, under the Operating Agreement, a unanimous vote of the members of BJ Chicago, LLC is required for disposing of the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC or for acquiring additional shares of Chicago Pizza Common Stock. Golden Resorts, Inc., The Jacmar Companies, William H. Tilley, James A. Dal Pozzo, The Jerry G. Brassfield Revocable Trust and The Shann M. Brassfield Revocable Trust, with each member holding a percentage of the membership interests as follows:

Golden Resorts, Inc.	8.22%
The Jacmar Companies	23.63%
William H. Tilley	18.13%
James A. Dal Pozzo	1.65%
The Jerry G. Brassfield Revocable Trust	46.72%
The Shann M. Brassfield Revocable Trust	1.65%

Total	100%

        Except as set forth above, to the knowledge of the Filing Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of Filing Parties and any other person with respect to any securities of Chicago Pizza, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  1.
  Stock Purchase Agreement dated as of February 22, 2001 among The Jacmar Companies, William H. Tilley, BJ Chicago, LLC and Chicago Pizza dated February (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chicago Pizza on April 2, 2001).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2002

BJ CHICAGO, LLC
By:	The Jacmar Companies
Its:	Manager
	By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo
Its: President
By:	Golden Resorts, Inc.
Its:	Manager
	By:	/s/ SHANN BRASSFIELD
Name: Shann Brassfield
Its: President
GOLDEN RESORTS, INC.
By:	/s/ SHANN BRASSFIELD
Name: Shann Brassfield
Its: President
THE JACMAR COMPANIES
By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo
Its: President
/s/ WILLIAM H. TILLEY WILLIAM H. TILLEY
/s/ JAMES A. DAL POZZO JAMES A. DAL POZZO
THE JERRY G. BRASSFIELD REVOCABLE TRUST
By:	/s/ JERRY G. BRASSFIELD, TRUSTEE
THE SHANN M. BRASSFIELD REVOCABLE TRUST
By:	/s/ SHANN M. BRASSFIELD, TRUSTEE

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